DAVIDOFF MALITO & HUTCHER LLP

605 Third Avenue, 34th Floor

New York, NY 10158

(212) 557-7200

December 14, 2011

WRITER'S DIRECT: 646-428-3210

E-MAIL: ehl@dmlegal.com

Via EDGAR Correspondence and U.S. Mail

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

RE:	Blue Earth, Inc.
File No. 333-148346

Dear Mr. Cascio:

On behalf of this firm’s client, Blue Earth, Inc. (the “Company”), I am advising you that the Company has filed Amendment No. 4 to its Annual Report on Form 10-K for the year ended December 31, 2008.  This amendment includes the re-audited financial statements of Cherry Tankers for the years ended December 31, 2007 and 2008 to replace those of Davis Accounting Group.

If you wish to discuss this matter with me, I can be reached at (646) 428-3210.

Very truly yours,

/s/ DAVIDOFF MALITO & HUTCHER LLP

Elliot H. Lutzker

Cc:  Dr. Johnny R. Thomas